Rec'd 11/27/07



SECURI 07008531 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDO FIRST SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1588 S. Mission Rd., Suite 225
(No. and Street)

Fallbrook, CA 92028
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William I. Woodson (760) 451-2943
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald McLean & Co., CPAs
(Name – *if individual, state last, first, middle name*)

38760 Sky Canyon Dr., Suite C, Murrieta, CA 92562
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

1/7/08

OATH OR AFFIRMATION

I, *William I. Woodson*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Bernardo First Securities Corp.*, as of *Sept. 30*, 20*07*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William I. Woodson
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of
San Diego
Subscribed and sworn to (or affirmed)
Before me on this 11 **day of** Nov, **20**07, **by**
William I Woodson
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature *Sally A Church*

(Seal)



SALLY A. CHURCH
Commission # 1686897
Notary Public - California
San Diego County
My Comm. Expires Sep 6, 2010

Audited Financial Statements
And Other Financial Information

BERNARDO FIRST SECURITIES CORPORATION

For the Year Ended September 30, 2007

BERNARDO FIRST SECURITIES CORPORATION

Table of Contents

Independent Auditor's Report 1

Financial Statements

Statements of Financial Condition 2

Statements of Income 3

Statements of Cash Flows 4

Statements of Changes in Stockholders' Equity 5

Notes to Financial Statements .... 6 - 8

Supplementary Information

Statement of Changes in Liabilities Subordinated to Claims of Creditors 9

Computation of Net Capital 10

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 .... 11 - 12

Additional Supplementary Information 13


DONALD MCLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

E-MAIL dmcleansd@yourcpa.net

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
951.699.1040 FAX 951.699.1226

www.yourcpa.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bernardo First Securities Corporation

We have audited the accompanying statements of financial condition of Bernardo First Securities Corporation as of September 30, 2007 and 2006, and the related statements of income, cash flows, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernardo First Securities Corporation at September 30, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
November 16, 2007

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2007 and 2006

ASSETS

	2007	2006
Current Assets		
Cash and cash equivalents	$ 10,030	$ 4,209
Investments at market value	22,324	9,072
Deposits with clearing broker	31,406	45,944
Prepaid expense and other receivables	2,996	2,111
Total Current Assets	66,756	61,336
Property & Equipment		
Property and equipment at cost	17,837	17,837
Less: Accumulated depreciation	(17,837)	(17,837)
Net Property and Equipment	-	-
Other Assets		
Organization costs, net of amortization of $933	1,061	1,112
Total Assets	$ 67,817	$ 62,448

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Accounts payable and accrued expense	$ 2,918	$ -
Payroll taxes payable	-	-
Stockholder's loan	600	600
Total Current Liabilities	3,518	600
Long-Term Liabilities		
Note payable	-	-
Stockholders' Equity		
Common stock; 75,000 shares authorized at $10.00 par value; 2,000 shares inssued and outstanding	20,000	20,000
Paid in capital	5,000	5,000
Retained Earingings	39,299	36,848
Total Stockholders' Equity	64,299	61,848
Total Liabilities and Stockholders' Equity	$ 67,817	$ 62,448

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF INCOME

For the Years Ended September 30, 2007 and 2006

	2007	2006
Revenue from Operations		
Commissions	$ 50,360	$ 59,300
Concessions	15,710	14,571
NASD distribution	35,000	-
Investment advisory fees	19,666	20,826
Total Revenue from Operations	120,736	94,697
Expenses from Operations		
Amortization	51	51
Contract services	6,000	49,131
Depreciation	-	7,225
Employee benefits	5,277	4,671
Legal and professional	4,643	5,140
Officer's salary	48,000	-
Office rent and administration	22,468	21,710
Payroll taxes	3,903	56
Registration, membership and dues	2,072	6,895
Technical support	6,104	6,229
Trading costs	27,705	18,935
Travel and entertainment		152
Total Expenses from Operations	126,223	120,195
Net Income from Operations	(5,487)	(25,498)
Other Income		
Interest, dividends and other investment gains or losses	5,803	3,239
Net Income before Taxes	316	(22,259)
Income tax benefits	(2,935)	-
Provision for income taxes	800	800
Net Income	$ 2,451	$ (23,059)

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

For the Years Ended September 30, 2007 and 2005

		2007		2006
Cash Flow from Operating Activities:				
Net Income	$	2,451	$	(23,059)
Add charges to revenue not requiring use of cash:				
Depreciation		-		7,225
Amortization		51		51
Adjustments to reconcile net income to net cash flow from operating activities:				
(Increase) Decrease in deposit with clearing corporation		14,538		3,325
(Increase) Decrease in commission and concession receivables		-		9,435
(Increase) Decrease in investments		(13,252)		(9,037)
(Increase) Decrease in prepaid expense and other receivables		(885)		21,989
(Increase) Decrease in other assets		-		3,150
(Decrease) Increase in other accrued expenses		2,918		-
(Decrease) Increase in commissions payable		-		(10,347)
(Decrease) Increase in taxes payable		-		(6,252)
Net cash provided by operating activities		5,821		(3,520)
Cash Flow from Financing Activities:				
Stockholder loan		-		600
Net cash used by financing activities		-		600
Net increase / (decrease) in cash and cash equivalents		5,821		(2,920)
Cash and cash equivalents beginning of year		4,209		7,129
Cash and cash equivalents at end of year	$	10,030	$	4,209
Supplemental Disclosure:				
Income taxes paid	$	800	$	800

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended September 30, 2007 and 2006

	Common Stock No. of Shares		Common Stock Dollar Amount		Paid in Capital Dollar Amount		Retained Earnings		Total
Balance at September 30, 2005	20,000	$	20,000	$	5,000	$	59,907	$	84,907
Net Income							(23,059)		(23,059)
Additional paid in capital							-		-
Balance at September 30, 2006	20,000	$	20,000	$	5,000	$	36,848	$	61,848
Net Income							2,451		2,451
Additional paid in capital							-		
Balance at September 30, 2007	20,000	$	20,000	$	5,000	$	39,299	$	64,299

The accompanying notes are an integral part of these financial statements

Bernardo First Securities Corporation
Notes to the Financial Statements
September 30, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernardo First Securities Corporation (the "Company") was incorporated on January 19, 1988 and began operations June 24, 1988 as a securities broker. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As of August 4, 1992, the Company became registered with the Securities Exchange Commission as an Investment Advisor. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Basis of Accounting

These financial statements of the Company have been prepared on the accrual basis of accounting. Income is reported when earned and expenses are recorded when incurred.

Investments

Investments are stated at fair value determined by quoted market prices.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Property and Equipment

The Company depreciates all property and equipment using the applicable accelerated method allowed for tax. These methods are not recognized as generally accepted accounting procedures. However, these methods do not have a material affect on these financial statements, nor do they distort depreciation expense or the assets' book value.

Organization Costs

Organization costs of the Company are being amortized for financial statement purposes using the straight-line method over their useful lives.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2 – INCOME TAXES

Income tax expense for the year consists of:

Federal	$ 0
State	800
	$ 800

Current year tax provision reflects an income tax savings of $2,935 due to prior year's net operating losses.

NOTE 3 – EARNINGS PER SHARE

Because the Corporation is a non-public enterprise as defined by FASB No. 21, earnings per share is not computed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The President of the Company operates a tax practice as Bernardo First Tax and Estate Planning ("BFT"), which has an office sharing arrangement with the Company. The Company paid office rent to BFT in the amount of $4,069 during the year ended September 30, 2007.

The Board of Directors of the Company agreed to rent office space in the home of Anne Woodson for William Woodson to carry on business of the Corporation. W. Woodson is the President of the Company and a current member of the Board of Directors. The monthly rent is currently $1,400 per month. The lease is month to month and either party can terminate with 30 days notice.

Total rent paid during the year for the two leases was $20,869.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2007, the Company had net capital of $56,893 which was $51,893 in excess of the requirements.

NOTE 6 – PENSION PLAN

Effective January 1, 1996, the Company established a Simplified Employee Pension Plan (SEP) for all eligible employees. Amounts contributed by the Company are limited to 15% of compensation paid. Pension expense was $0 and $0 for September 30, 2007 and 2006 respectively.

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2007

Balance at September 30, 2006	$ -
Increases	-
Decreases	-
Balance at September 30, 2007	$ -

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2007

Total Consolidated Stockholders' Equity		$	64,299
Deduct stockholders' equity not allowable for net capital			-
Total Stockholders' Equity Qualified for Net Capital			64,299
Add liabilities subordinated to claims of general creditors			-
Total Capital and Allowable Subordinated Liabilities			64,299
Deductions and / or Charges:			
Nonallowable assets included in the following captions on the statement of financial condition			
Organization costs and other assets	4,057		4,057
Net Capital Before Charges on Securities Positions			60,242
Haircuts on Securities Position			
Trading and investment securities			3,349
Total Haircuts			3,349
Net Capital		$	56,893
Aggregate Indebtedness (A.I)			
Liabilities from Statement of Financial Condition		$	3,518
Total Aggregate Indebtedness		$	3,518
Minimum Net Capital (6 2/3% of A.I.)		$	235
Minimum Net Capital Requirement		$	5,000
Excess Net Capital		$	51,893
Excess Net Capital at 1000%		$	58,016
Ration of Aggregate Indebtedness to Net Capital			6.18%

NOTE - A reconciliation of the above computation and the Company's corresponding unaudited Form X-17A-5, Part II is not required as no material differences exist.



DONALD MCLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

E-MAIL dmcleansd@yourcpa.net

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
951.699.1040 FAX 951.699.1226

www.yourcpa.net

Board of Directors
Bernardo First Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Bernardo First Securities Corporation (the "Company"), for the year ended September 30, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 171-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



San Diego, California
November 16, 2007

BERNARDO FIRST SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

For the Year Ended September 30, 2007

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company is exempt under 15c3-3 section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company is exempt under 15c3-3 section (k)(2)(ii)

END